EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2017	2016		2015		2014		2013
Income (loss) from continuing operations	$1,311	$(1,002)	(a)	$(8,146)	(b)	$(130)	(c)	$4,932	(d)
Subtract:
Net income attributable to noncontrolling interest	—	—		—		(14)		—
Adjusted income (loss) from equity investments (e)	(60)	43		21		64		52
	1,251	(959)		(8,125)		(80)		4,984
Add:
Provision for (benefits from) taxes on income (other than foreign oil and gas taxes)	(776)	(1,281)		(2,070)		(280)		1,353
Interest and debt expense	345	292		147		77		132
Portion of lease rentals representative of the interest factor	93	79		63		52		60
	(338)	(910)		(1,860)		(151)		1,545
Earnings before fixed charges	$913	$(1,869)		$(9,985)		$(231)		$6,529
Fixed charges:
Interest and debt expense including capitalized interest	$397	$356		$285		$257		$269
Portion of lease rentals representative of the interest factor	93	79		63		52		60
Total fixed charges	$490	$435		$348		$309		$329
Ratio of earnings to fixed charges	1.86	(4.30)		(28.69)		(0.75)		19.83
Insufficient coverage	$—	$(2,304)	(f)	$(10,333)	(f)	$(540)	(f)	$—
Note:  Results of California Resources Corporation have been reflected as discontinued operations for all periods presented.

(a)
Includes a $69 million after-tax gain from the sale of domestic oil and gas assets, a $68 million after-tax impairment and related charges for international oil and gas assets, a $56 million after-tax gain on sale of the Occidental Tower in Dallas and a non-core specialty chemicals business, a $103 million dollar after-tax charge related to the termination of crude oil supply contracts, and a $416 million dollar after-tax impairment and related items charge related to a reserve for doubtful accounts and the distribution of remaining CRC stock.

(b)
Includes a $7.1 billion dollar after-tax impairment and related charges on domestic and international oil and gas assets due to the decline in oil and gas prices and the decision to sell, minimize or cease involvement in non-core assets and changes in development plans for non-producing assets; a $813 million after-tax impairment and related items charge for midstream and marketing operations primarily related to the Century gas processing plant; a $310 million after-tax impairment and related items charge primarily related to an other-than-temporary impairment for Occidental’s California Resources investment and employee severance; and a $78 million after-tax impairment and related items charge related to chemical operations.

(c)
Includes a $4.2 billion dollar after-tax impairment charge related to the decline in crude oil market prices, a $338 million after-tax gain for the sale of the Hugoton assets, a $403 million after-tax gain for the sale of the BridgeTex assets, a $861 million after-tax gain for the sale of a portion of an investment in the General Partner of Plains All-American Pipeline L.P., and a $1.2 billion after-tax impairment related to Josyln and an other-than-temporary impairment for Occidental's California Resources investment.

(d)
The 2013 amount includes a $624 million after-tax gain for the sale of a portion of an investment in the General Partner of Plains All-American Pipeline L.P., a $85 million after-tax gain for the sale of an investment in Carbocloro, a Brazilian chemical facility and $387 million of after-tax charges related to the impairment of non-producing domestic acreage. The 2012 amount includes after-tax charges of $1.1 billion for the impairment of domestic gas assets and related items.

(e)	Represents adjustments to arrive at distributed income of equity investees.
(f)	The 2016, 2015 and 2014 ratio of earnings to fixed charges excluding certain items (a), (b) and (c) is (3.24), (4.98) and 11.96, respectively.